Exhibit 99.2

Nvni Group Limited Reports Strong Growth in First Half 2024 Results

Adjusted EBITDA Up 25%, Operating Profitability Shows Significant Improvement

New York, February 3 2025 – Nvni Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private SaaS B2B companies in Latin America, today announced its unaudited financial results for the first half of 2024, reflecting continued revenue growth, operational efficiencies, and financial resilience.

Key Financial Highlights:

●	Operating Profit: R$14.2 million, a dramatic increase from R$0.3 million in the prior year period, demonstrating improved operational efficiencies and cost management.

●	Adjusted EBITDA: R$26.5 million, a 25% increase from R$21.2 million in H1 2023, reflecting improved profitability and disciplined cost control.

●	Net Revenue: R$92.2 million, a 12.5% increase compared to R$81.9 million in H1 2023.

●	Net Cash from Operating Activities: R$16.3 million, further reinforcing the Company’s ability to generate strong cash flow from its growing operations.

CEO Commentary:

“Nuvini’s H1 2024 results showcase our ability to drive sustainable growth and optimize operational performance,” said Pierre Schurmann, CEO of Nuvini. “We have made significant strides in improving profitability while continuing to expand our revenue base. Our disciplined acquisition strategy and operational enhancements are positioning Nuvini as a leader in the Latin American SaaS market.”

Operational and Strategic Highlights:

●	Revenue Growth Across Portfolio: Increased customer retention and a growing client base contributed to the double-digit revenue growth.

●	Improved Cost Management: Sales and marketing expenses decreased by 11.6%, demonstrating greater efficiency in customer acquisition.

●	Enhanced Cash Flow: The Company’s strong net cash from operations of R$16.3 million further solidifies its ability to fund future growth initiatives.

●	Technology and Product Enhancements: Continued investments in AI-driven solutions and platform improvements, aimed at delivering enhanced value to customers.

Looking Ahead:

Nuvini remains focused on accelerating growth through both organic expansion and strategic acquisitions. The Company’s robust acquisition pipeline, coupled with its ability to integrate and optimize acquired businesses, sets the stage for continued success in 2025.

“As we move forward, we remain committed to executing our strategy, delivering value to our shareholders, and strengthening our position as a key player in the SaaS consolidation market,” added Schurmann.

Investor Relations Contact:

Sofia Toledo
ir@nuvini.co

Forward-Looking Statements

Some of the statements contained in this press release include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on Nuvini. There can be no assurance that future developments affecting Nuvini will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this press release include, but are not limited to, statements about the ability of Nuvini to: realize the benefits expected from this strategic partnership; achieve projections and anticipate uncertainties relating to the business, operations and financial performance of Nuvini, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, and (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future; enhance future operating and financial results; comply with applicable laws and regulations; stay abreast of modified or new laws and regulations applying to its business, including privacy regulation; anticipate rapid technological changes; and effectively respond to general economic and business conditions.

While forward-looking statements reflect Nuvini’s good faith beliefs, they are not guarantees of future performance. Nuvini disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could cause Nuvini’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Registration Statement in Form F-4 filed by Nuvini with the U.S. Securities and Exchange Commission on September 6, 2023 under number 333-272688. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Nuvini.